Exhibit 99.1

GOLD RESERVE REPORTS ON THIRD QUARTER RESULTS

SPOKANE, WASHINGTON, November 26, 2018                                               NR 18-06

                Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) today announced that for the nine months ended September 30, 2018 the Company had net earnings after tax of US$67.8 million or US$0.68 per share compared to US$81.8 million or US$0.89 per share in the same period of 2017. For the three months ended September 30, 2018 the Company had net earnings after tax of US$3.7 million or US$0.04 per share compared to US$34.3 million or US$0.36 per share in the same period of 2017.

                The Company has, on a cumulative basis, received US$187.5 million in cash and Venezuelan sovereign bonds with a market value of US$88.5 million for a total of US$276 million, paid pursuant to the Settlement Agreement with Venezuela. After redeeming its convertible debt in 2017 and the payment of corporate expenses, the Company presently holds cash totaling approximately US$82 million (including US$22.3 million held in the Trust account at Bandes Bank) and holds Venezuelan sovereign bonds after minor sales, with an approximate fair market value of US$77 million (face value US$297 million).Total net working capital of as of September 30, 2016 was approximately US$183 million or US$1.84 per share. We expect to distribute to our shareholders, net of certain required payments and subject to applicable regulatory requirements and sufficient reserve for operating expenses and other obligations, a substantial majority of any remaining amounts in the most tax efficient manner possible.

                The Company completed a positive NI-43-101 compliant Preliminary Economic Assessment (“PEA”) on the Siembra Minera project in 2018 which is available on SEDAR, completed preliminary design and cost estimates and related tailings dam facilities for the Small Plant, initiated activities associated with the preparation of a Venezuela Environment Impact Statement ("VEIS") and International Environmental and Social Impact Assessment ("IESIA"), collected a surface saprolite material sample for transport to the United States for metallurgical testing and obtained the permit to effect the environment for the Siembra Minera Project (“Permit to Effect”) from the Venezuelan Ministry of the Environment.

In addition, the Company continues a number of social programs to improve the health care in the Siembra Minera Project area including addressing the malaria problem with medicine and preventive measures and undertaking efforts to rehabilitate and/or upgrade various schools, sports courts, parks and health care facilities, located in the Project vicinity as well as generating engineering assessments for potential future upgrades to the local communities' water supply and sewage system infrastructure.

Doug Belanger President stated, “The Company has continued to collect the amounts owed under the Settlement Agreement despite the difficulties the country faces and will work with them to collect the amounts remaining under the Settlement Agreement of US$765 million.”

                The Company also announced a restatement of the second quarter financial statements on November 15, 2018 and those statements and the third quarter statements are now available along with further information regarding the Company at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to future payments under the Settlement Agreement, the disposition of the bonds received by the Company and the development of the Siembra Minera Project, including social programs to be undertaken in the project area. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risks that payments due under the Settlement Agreement continue to be delayed, the Company may not receive future payments due under such agreement, the Company may not be able to repatriate payments that are received, the bonds described above may not be able to be sold in a timely manner at their current market value or at all, imposition of further sanctions by the U.S., Canada or other jurisdictions that may negatively impact our ability to freely transfer funds from Venezuela or our ability to do business in Venezuela and the development of the Siembra Minera project and the activities planned to be undertaken in connection with the project area may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, including without limitation the effect of sanctions imposed by the governments of the United States and Canada against dealings with certain Venezuelan entities and individuals, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2017 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2017 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.